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                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                           SCHEDULE 14D-9

                          (AMENDMENT NO. 7)

             SOLICITATION/RECOMMENDATION STATEMENT UNDER
       SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        NCS HEALTHCARE, INC.
                      (Name of Subject Company)

                        NCS HEALTHCARE, INC.
                  (Name of Person Filing Statement)

           CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   (Title of Class of Securities)

                              62887410
                (CUSIP Number of Class A Common Stock)

           CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   (Title of Class of Securities)

                           NOT APPLICABLE
                (CUSIP Number of Class B Common Stock)

                       MARY BETH LEVINE, ESQ.
             SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                        NCS HEALTHCARE, INC.
                 3201 ENTERPRISE PARKWAY, SUITE 220
                        BEACHWOOD, OHIO 44122
                           (216) 514-3350

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
      Communications on Behalf of the Person Filing Statement)

                           WITH COPIES TO:

                       H. JEFFREY SCHWARTZ, ESQ.
                        MEGAN LUM MEHALKO, ESQ.
               BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP
                    2300 BP TOWER, 200 PUBLIC SQUARE
                         CLEVELAND, OHIO 44114
                             (216) 363-4500

                         ROBERT B. PINCUS, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           ONE RODNEY SQUARE
                       WILMINGTON, DELAWARE 19801
                             (302) 651-3000

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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      This Amendment No. 7 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS Health Care, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002 and October 22, 2002 relating to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 thereto remains unchanged.

ITEM 8. ADDITIONAL INFORMATION

    (b) LEGAL MATTERS

      Item 8(b) of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

      On October 24, 2002, the Court of Chancery of the State of Delaware heard oral argument in the Delaware Lawsuit on the motions for summary judgment brought by Omnicare and the stockholder plaintiffs and the motions to dismiss brought by the Company and Genesis. On October 25, 2002, the Court issued a memorandum opinion on the motions to dismiss. The Court dismissed Counts II through V of Omnicare's Second Amended Complaint, which alleged breach of fiduciary duties by the Company's Board of Directors, due to Omnicare's lack of standing. The Court found Omnicare lacked standing to bring these fiduciary duty claims because it did not purchase the Company's stock until after the alleged breaches of fiduciary duty occurred. The Court refused to dismiss Count I of the Amended Complaint, which alleged that the Voting Agreements entered into by Messrs. Outcalt and Shaw resulted in automatic conversion of the Class B shares subject to such agreements into Class A shares, finding that Omnicare had standing as a bidder to bring this claim. The Court has not yet issued a decision on the motions for summary judgment on Count I. The Court's decision has no effect on the alleged breach of fiduciary duty claims brought by stockholder plaintiffs.

      The foregoing paragraph includes a summary of the memorandum opinion, and is qualified in its entirety by the full text of the memorandum opinion, a copy of which is filed as Exhibit 99.10 hereto, and is incorporated herein by reference.

ITEM 9. EXHIBITS

      Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following additional exhibits:

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EXHIBIT NO.
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
Exhibit 99.10 Memorandum Opinion and Order, issued on October 25, 2002. (Incorporated herein by reference to Exhibit (a)(1)(II) to Amendment No. 22 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on October 28, 2002.)

Exhibit 99.11   Press Release issued by the Company on October 29, 2002.*
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* Filed herewith.


                                        2
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NCS HEALTHCARE, INC.

                                        By: /s/ Kevin B. Shaw
                                            ------------------------------------
                                            Kevin B. Shaw
                                            President and Chief Executive
                                            Officer

Dated:  October 28, 2002